[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 10, 2023

VIA EDGAR SUBMISSION

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Jennifer O’Brien Shannon Buskirk George K. Schuler Anuja Majmudar Kevin Dougherty

Re:	Knife River Holding Co. Amendment No. 1 Draft Registration Statement on Form 10-12B Submitted February 3, 2023 CIK No. 0001955520

Ladies and Gentlemen:

On behalf of our client, Knife River Holding Company (“Knife River” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated February 15, 2023 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form 10 (the “Registration Statement”).  The Company is concurrently publicly filing its Registration Statement on Form 10 (the “Form 10”) electronically via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10.  All page references in the responses set forth below refer to pages of the Form 10.

U.S. Securities and Exchange Commission
March 10, 2023

Draft Registration Statement on Form 10-12B Submitted February 3, 2023

Notes to Consolidated Financial Statements
Note 16 - Business Segment Data, page F-28

1.
We note your revisions to this footnote for the reconciliations of reportable segment revenues and assets to the consolidated totals in response to prior comment 16. However, it appears that the reconciliation of reportable segment profit or loss (i.e. Total segment EBITDA) was not similarly revised. In addition, as noted in FASB ASC 280-10-55-49, reconciliations are also required to be shown for every other significant item of information disclosed (see paragraph 280-10-50-30(d)). Please further revise your disclosures accordingly.

Response:  The Company respectfully directs the Staff to pages F-29 – F-31 of the Form 10, where the business segment information is presented. The additional significant items disclosed would be EBITDA, capital expenditures, and property, plant and equipment. The Company feels they adequately include the information necessary for both capital expenditures and property, plant and equipment and do not require further reconciliations within the footnote. Further, the Company did include a reconciliation for EBITDA but it required revision and is noted below as such.

The presentation of capital expenditures can be reconciled to the statement of cash flows using the footnote that is currently included at the bottom of the table. The purpose of the footnote is to include non-cash amounts that are included in these totals but not included in the statement of cash flows. The Company has revised the footnote to include the dollar amounts in thousands instead of millions. Please see the following table that shows this reconciliation:

		2022	2021	2020
Business Segment Note	Capital Expenditures	181,847	417,524	191,635
	Non-Cash Adjustments from Footnote	(5,430)	(8,077)	916
	Total	176,417	409,447	192,551
Statement of Cash Flows	Capital Expenditures	(178,162)	(174,229)	(135,870)
	Acquisitions, net of cash acquired	1,745	(235,218)	(56,681)
	Total	(176,417)	(409,447)	(192,551)

The presentation of property, plant and equipment currently ties to both the balance sheet and the Note 7 – Property, Plant and Equipment.

The Company has revised the disclosure on page F-31 of the Form 10 to include a table presenting the reconciliation of reportable segment EBITDA to consolidated income before income taxes following the example in ASC 280-10-55-48 and 49.

U.S. Securities and Exchange Commission
March 10, 2023

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Travis C. Anderson-Hamilton, at (212) 403-1170 or TCAnderson-Hamilton@wlrk.com.

Sincerely,

John L. Robinson

cc:	Karl A. Liepitz, Vice President, General Counsel and Secretary, MDU Resources Group, Inc. Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz